SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17A-5
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER
8-52608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SpeedRoute LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Montgomery Street, Suite 330
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Vallone	347-468-8798	rvallone@speedroute.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Vlastakis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpeedRoute LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT G VALLONE
Notary Public, State of New Jersey
Comm. # 50203839
My Commission Expires 10/18/2027

Signature: [signature]

Title: President

[signature: Robert Vallone]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 7

bakertilly

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of SpeedRoute, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Baker Tilly US, LLP

New York, New York
May 2, 2024

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash	$	3,179,827
Due from broker		525,306
Commissions receivable (net of allowance for credit losses of $110,000)		1,216,042
Vendor rebates receivable		354,465
Property and equipment (net of accumulated depreciation of $273,422)		26,902
Other assets		311,359
TOTAL ASSETS	$	5,613,901

LIABILITIES AND MEMBERS EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	968,270
Legal fees payable		15,397
Due to broker		578,399
TOTAL LIABILITIES		1,562,066
Members Equity		4,051,835
TOTAL LIABILITIES AND MEMBERS EQUITY	$	5,613,901

NOTE 1. ORGANIZATION

SpeedRoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sponsored access and routing execution services to broker-dealers. The Company does not service direct customers (retail, institutional or proprietary). The Company's principal place of business is Jersey City, New Jersey.

The Company is owned by Overstock, Medici Ventures and SMPV LLC (collectively, "Members"). The Company is economically dependent on its Members for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of SpeedRoute, LLC.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2023, which would include highly liquid investments purchased with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables Credit Policy and Current Expected Credit Losses

The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The timing of the revenue recognition may differ from the timing of payment from customers. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. On December 31, 2023, the Company had gross receivables of

$1,326,042 related to revenues from contracts with customers and $354,465 related to rebates from contracts with vendors.

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable for regulatory purposes and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $110,000 was recorded as of December 31, 2023.

The Company had $1,216,042 net receivable from third parties on December 31, 2023, respectively. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no significant changes in the Company's estimates of expected credit losses during the period ended December 31, 2023, and collections of accounts receivable subsequent to the date of the statement of financial condition.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation which was determined straight line over an 18 month period as the basis for depreciation. For the period ended December 31, 2023, the Company recorded $130,202 in depreciation expense.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. The Company earns commission revenue by executing trades. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are received on settlement date; therefore, a receivable is recognized as of the trade date.

It is the Company's policy to treat cash consideration paid to its customers in the form of rebates as a reduction of revenue. Rebates are based on a direct linkage agreement (DLA) set up with each customer that provides an opportunity to receive a

rebate on trades that add liquidity to market makers at a determined millage rate unique to each customer. During the period ended December 31, 2023, these rebates totaled $1,354,522 and is recorded net of Commission income, net of rebates on the Statement of Operations.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges. As of December 31, 2023, 21% of accounts receivable was owned by one customer.

Income Taxes

The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes if any are the responsibility of the members. The members are required to report separately on their income tax return the taxable income or loss of the Company. The Company has elected not to push down the proportional portion of Members income tax expense.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $3,002,092, which was $2,897,954 in excess of its required net capital of $104,138. The Company's net capital ratio was 0.52 to 1 as of December 31, 2023.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

On February 22, 2022, the Company entered into a transition services agreement with tZERO. This contract has no formal maturity. This agreement covers the sharing of technology related services, rent, fixed assets and managerial support. As of December 31, 2023, the Company had an amount of $56,117 payable under the transition service agreement that was a part of Accounts payable and accrued expenses.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to a clearing agreement with a third party. As of December 31, 2023, the Company has a deposit of $525,306 with its clearing

organizations which is recorded within Other assets on the Statement of Financial Condition.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2023.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

As it relates to certain inquiries made by the SEC, FINRA and other governmental entities, relating to market access, trade surveillance and AML procedures and other matters, there may be certain regulatory deficiencies identified by these governmental entities. It is too early to tell how these governmental entities will view these deficiencies. The Firm will take an appropriate financial reserve when there is more clarity on the possible outcome of these inquiries.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2023 consists of:

Computer Equipment & Soft-Computer Hardware	$	300,324
Less accumulated depreciation	$	(273,422)
Property and Equipment, net	**$**	**26,902**

NOTE 7. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2023.

NOTE 8. SUBSEQUENT EVENTS

We have evaluated the impact of all subsequent events through May 2, 2024, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.